

June 23, 2010

David T. Hamamoto
Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

Re: **NorthStar Real Estate Income Trust, Inc.**
Amendment No. 7 to Registration Statement on Form S-11
Filed June 4, 2010
File No. 333-157688

Revised Sales Materials submitted June 4, 2010

Dear Mr. Hamamoto:

We have reviewed your Amendment No. 7 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form S-11

Conflicts of Interest, page 72

1.   We note your response to comment 1 of our letter dated May 27, 2010. In response to our comment, you have revised your disclosure to state that NSIO REIT will be given priority "until such time as 85% of the gross offering proceeds raised *as of the end of* NSIO REIT's offering have been invested." Please specify the date that NSIO REIT's offering will end. If this other offering does not have a specific termination date, please clearly state this and revise the risk factor on page 26 to clarify that this other offering may continue indefinitely.

Revised Sales Literature Submitted June 4, 2010

2.   We note your response to comment 4 of our letter. In response to our comment, you revised the sales literature to add a footnote describing the differences between the present program and NorthStar Realty Finance Corp.'s ("NRF") prior programs. Please revise these pieces to give this disclosure equal prominence to the other information regarding NRF. Additionally, please add this disclosure to your website.

Website

3.   We note your response to comment 3 of our letter. We were not able to locate this revision in your website. Please revise your website to clarify that distributions may not be supported for a full two years following an investor's purchase of common stock. Additionally, please clarify that you are not obligated to pay 8% and that you may pay less.

*   *   *   *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David T. Hamamoto
Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
June 23, 2010
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James H. Sullivan, Esquire (*via facsimile*)